FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

TURKCELL INFORMS ABOUT THE DEVELOPMENTS IN IRAN

Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange ISTANBUL

Special Subjects:

This is an announcement as per the letter of Istanbul Stock Exchange dated October 17, 2005.

In various news sources, it has been stated that Turkcell is claimed to be excluded from the Irancell consortium established for the first private GSM tender in Iran by the local partners and Iran’s Ministry of Communication and Information Technology, and that Turkcell started legal action asking for an injunction for related Ministry to stop such actions regarding the consortium.

In our announcement dated September 5, 2005, we stated that on September 2, 2005, the Board of Directors decided that with regard to the Irancell project, Irancell consortium that won the first private GSM operator tender opened in the Islamic Republic of Iran, and Turkcell would perform the necessary transactions to take the legal steps necessary to ensure the process to be in accordance with the tender documents and the applicable laws, to make EAC 49% shareholder to Irancell company and to continue with the Irancell project.

In this context, Turkcell, with regard to the first private GSM tender in Iran, has taken legal action asking for an injunction to stop actions claiming that those are not in accordance with the applicable laws and regulations approved by the Iranian Parliament for the first private GSM tender in Iran.

In case any material development occurs with regards to this subject, Turkcell will make necessary announcement according to the Circular VIII, No: 39 of the Capital Markets Board regulations.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.

Nihat Narin Investor Relations 17.10.2005, 10:40	Koray Ozturkler Investor Relations 17.10.2005, 10:40

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: October 17, 2005	By:	/s/ Muzaffer Akpinar
Name: Muzaffer Akpinar Title: Chief Executive Officer